Exhibit 99.1

Fusion Fuel Closes $1.3 Million Follow-On Financing

DUBLIN, Ireland – March 4, 2025 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering and advisory solutions, today announced that it has closed a $1.3 million private placement of senior convertible notes with certain institutional investors.

The senior convertible notes were issued at a weighted-average original issue discount of approximately 23% for an aggregate purchase price of $1.0 million, mature in August 2026, and carry an 8% annual interest rate. In connection with the financing, the Company also issued warrants to the noteholders, providing additional equity participation.

“This follow-on financing further solidifies our financial position and underscores the ongoing commitment from our investors,” commented John-Paul Backwell, Chief Executive Officer of Fusion Fuel. “Their continued support reinforces the confidence in our long-term strategy and ability to execute. With these investments, we are strengthening our position as a diversified energy services leader, delivering value across the entire energy ecosystem.”

The proceeds from the financing are expected to provide additional working capital.

Additional information regarding the terms of the senior convertible notes and related warrants can be found in the Company’s report on Form 6-K filed with the U.S. Securities and Exchange Commission (SEC) on March 3, 2025.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy engineering and advisory solutions through its Al Shola Gas and BrightHy brands. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy, the Company’s newly launched hydrogen solutions platform, focuses on delivering innovative engineering and advisory services that enable decarbonization across hard-to-abate industries.

Learn more about Fusion Fuel by visiting our website at https://www.fusion-fuel.eu and following us on LinkedIn.

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Fusion Fuel has based these forward-looking statements largely on its current expectations, including but not limited the ability of the investment reported on to be consummated as anticipated. Such forward-looking statements are subject to risks and uncertainties (including those set forth in Fusion Fuel’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission) which could cause actual results to differ from the forward-looking statements.

Investor Relations Contact

ir@fusion-fuel.eu